Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 126
dated October 25, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – November 22, 2006
Bear Market PLUS due February 20, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based Inversely on the Value of the of the PHLX Housing SectorSM Index

Original Issue Price	:	$10 per Bear Market PLUS
Leverage Factor	:	300%
Maximum Payment at Maturity	:	$13.90 per Bear Market PLUS
Minimum Payment at Maturity	:	$5.00 per Bear Market PLUS
Aggregate Principal Amount	:	$13,250,000
Initial Index Value	:	223.55
Pricing Date	:	November 22, 2006
Original Issue Date (Settlement Date)	:	November 30, 2006
Index Valuation Date	:	February 15, 2008
Listing	:	AMEX
Ticker Symbol	:	HPM
CUSIP	:	61747W885
Agent	:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PHLX and MS & Co. have entered into a non-exclusive license agreement providing license to MS & Co., and certain of its affiliated and subsidiary companies, in exchange for a fee, of the right to use the PHLX Housing SectorSM Index, which is owned and published by PHLX, in connection with securities, including the notes.

Preliminary Terms No. 126 dated October 25, 2006
Prospectus Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006